UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SONDE RESOURCES CORP.
(Exact name of registrant as specified in its charter)

Alberta	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 3200, 500 - 4th Avenue SW Calgary, Alberta, Canada	T2P 2V6
(Address of principal executive offices)	(Postal Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	NYSE Amex Equities

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On June 3, 2010, the Board of Directors of Sonde Resources Corp. (the "Company") authorized the issuance of one common share purchase right (a "Right") in respect of each outstanding common share, no par value (the "Common Shares"), of the Company. The description and terms of the Rights are set forth in the Shareholder Rights Plan Agreement, dated as of June 3, 2010 (the "2010 Rights Plan"), between the Company and Valiant Trust Company, as Rights Agent. Capitalized terms used herein but not defined shall have the meaning assigned to them in the 2010 Rights Plan which is attached as Exhibit 1 to this Form 8-A and is incorporated herein by reference.

The following summary of the principal terms of the 2010 Rights Plan is a general description only and is subject to the detailed terms and conditions of the 2010 Rights Plan.

Term

The 2010 Rights Plan took effect at the termination of the annual and special meeting (the "Meeting") of the holders ("Shareholders") of Common Shares held on June 3, 2010 (the "Effective Date"), and will expire at the time and on the date that the annual meeting of Shareholders to be held in 2013 terminates, subject to earlier termination or expiration of the Rights as set out in the 2010 Rights Plan.

Issuance of Rights

All rights outstanding under the Original Plan expired upon the termination of the Meeting. The 2010 Rights Plan provides that one Right will be issued by the Company pursuant to the 2010 Rights Plan in respect of each Voting Share outstanding as of the close of business (Calgary time) (the "Record Time") on the Effective Date. "Voting Shares" include the Common Shares and any other shares in the capital of the Company entitled to vote generally in the election of all directors of the Company which may be issued from time to time. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time subject to the earlier termination or expiration of the Rights as set out in the 2010 Rights Plan.

As of the date hereof, the only Voting Shares outstanding are the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders currently trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time (as described below), the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend (or may bear the legend set forth under the Original Agreement). Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by separate certificates evidencing rights ("Rights Certificates") and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time", which is generally (subject to the ability of the Board of Directors to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.
a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person", meaning that such person or group has acquired Beneficial Ownership of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a Permitted Bid or Competing Permitted Bid (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board of Directors has waived the application of the 2010 Rights Plan; (iv) other specified exempt acquisitions and pro rata acquisitions in which Shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

2.
the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

As soon as practicable following the Separation Time, Rights Certificates will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial Exercise Price equal to three times the Market Price at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction that results in a person becoming an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board of Directors or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the 2010 Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

1.	the takeover bid must be made by means of a takeover bid circular;

2.	the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

3.
no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

4.
no Voting Shares are taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days after the date of the take-over bid (the minimum period required under Canadian securities laws); and (ii) 60 days (or such shorter period of time as may be permitted by the Board of Directors from time to time) following the date of the takeover bid;

5.
Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

6.
if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The 2010 Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board of Directors considers fair to all Shareholders. In such circumstances, the Board of Directors may waive the application of the 2010 Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the 2010 Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board of Directors may also waive the application of the 2010 Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares of the Company within 14 days or such earlier or later date as may be specified by the Board of Directors. With the prior consent of the holders of Voting Shares, the Board of Directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the 2010 Rights Plan to such Flip-in Event.

The Board of Directors may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn$0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board of Directors has waived the application of the 2010 Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board of Directors

The adoption of the 2010 Rights Plan will not in any way lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company. The Board of Directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the 2010 Rights Plan. The Company may make amendments to the 2010 Rights Plan at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Shareholders, make amendments which are required to maintain the validity of the 2010 Rights Plan due to changes in any applicable legislation, regulations of rules.

Item 2. Exhibits.

Exhibit No.	Description

1.	Shareholder Rights Plan Agreement, dated as of June 3, 2010, between Sonde Resources Corp. and Valiant Trust Company, as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	June 4, 2010	By:	/s/ ROBB THOMPSON
Name: Robb Thompson Title: Chief Financial Officer